Exhibit 99.31

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLDMINING INC.

1830-1030 West Georgia Street

Vancouver, BC V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on March 2, 2020.

3.	News Release:

On March 3, 2020, GoldMining Inc. ("GOLD" or the "Company") issued a news release through the facilities of CNW.

4.	Summary of Material Change:

The Company announced that it had completed the acquisition of a 100% interest in the Almaden Gold Project (the "Almaden Project") located in west-central Idaho and certain related assets for total consideration of $1,150,000, which was satisfied by the Company by paying (i) 337,619 common shares of the Company ("GOLD Shares"); and (ii) $575,000 in cash.

5.	Full Description of Material Change:

The Company announced that it had completed its previously announced acquisition of the Almaden Project located in west-central Idaho pursuant to an asset purchase agreement with its subsidiary GMI Idaho Corp. and Sailfish Royalty Corp. and its subsidiary Western Standard Metals USA, Inc. Consideration under the transaction was $1,150,000, which was satisfied by the Company by paying: (i) 337,619 GOLD Shares at a deemed price of $1.7031 per GOLD Share; and (ii) $575,000 cash. The Almaden Project includes two lease holdings, including 12 patented mining claims and one mining lease and 210 unpatented lode mining claims with a total area of approximately 1,724 Ha.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Patrick Obara

Chief Financial Officer

Telephone: (604) 630-1000

9.	Date of Report:

March 3, 2020.